SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                               THE WET SEAL, INC.
 _______________________________________________________________________________
                                (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
 _______________________________________________________________________________
                         (Title of Class of Securities)

                                   961840105
 _______________________________________________________________________________
                                 (CUSIP Number)

                                  Isaac Dabah
                                GMM Capital LLC
                          950 Third Avenue, Suite 2805
                               New York, NY 10022
                           Facsimile: (212) 688-8268

 _______________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                  May 3, 2004
   _________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          GMM Capital LLC
          I.R.S. Identification No.: 72-6232404
-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.        SEC USE ONLY


-------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF, OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
                                             7.      Sole Voting Power

Number of                                            0
Shares                                       ----------------------------------
Beneficially                                 8.      Shared Voting Power
Owned by
Each                                                 4,578,306*
Reporting                                    ----------------------------------
Person with                                  9.      Sole Dispositive Power

                                                     0
                                             ----------------------------------
                                             10.     Shared Dispositive Power

                                                     4,578,306*
-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

           4,578,306*
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [ ]
-------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          9.99%
-------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
-------------------------------------------------------------------------------
* Includes 4,118,306 shares which are issuable upon the conversion of convertible notes and preferred stock and the exercise of warrants (see Item 4 herein) held by GMM Capital LLC.

-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          GMM Trust
          I.R.S. Identification No.: 72-6232404
-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3.        SEC USE ONLY


-------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          New Jersey
-------------------------------------------------------------------------------
                                             7.      Sole Voting Power

Number of                                            0
Shares                                       ----------------------------------
Beneficially                                 8.      Shared Voting Power
Owned by
Each                                                 4,578,306**
Reporting                                    ----------------------------------
Person with                                  9.      Sole Dispositive Power

                                                     0
                                             ----------------------------------
                                             10.     Shared Dispositive Power

                                                     4,578,306**
-------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          4,578,306**
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                            [ ]
-------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          9.99%
-------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
-------------------------------------------------------------------------------
** Includes 4,118,306 shares which are issuable upon the conversion of convertible notes and preferred stock and the exercise of warrants (see Item 4 herein) held by GMM Capital LLC.

          This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the Class A Common Stock, par value $0.10 per share (the "Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Company"). This Amendment amends the initial statement on Schedule 13D, filed on January 24, 2005 (the "Initial Statement"), filed jointly on behalf of GMM Capital LLC ("GMM Capital"), a Delaware limited liability company, GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", together GMM Capital, the "Reporting Persons"). This Amendment is being filed by the Reporting Persons to report that the Reporting Persons have entered into certain additional share purchase transactions with the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement. The Initial Statement is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The first paragraph of Item 3 of the Initial Statement is hereby deleted in its entirety and the following language is inserted in lieu thereof:

         As of the date hereof, pursuant to the transactions described in Item 4, the Reporting Persons may, in the aggregate, be deemed to beneficially own 4,578,306 shares of Common Stock. 4,118,306 of such shares of Common Stock are issuable upon the conversion of Convertible Notes (as defined below) and the Series C Preferred Stock (as defined below) and the exercise of Company Warrants (as defined below) and the Series E Warrants (as defined below).

Item 3 is supplementally amended as follows:

         On April 29, 2005, GMM Capital entered into an agreement pursuant to which, on May 3, 2005, the Company paid off in full the amounts owing to GMM Capital under the Bridge Facility, together with any accrued, but unpaid interest thereon, in the aggregate amount of $1,482,802. Such amounts were used to partially satisfy GMM Capital's payment obligation in connection with the closing of the Second Transaction (as defined below). See Item 4 for more information.

Item 4. Purpose of Transaction.

Item 4 is supplementally amended as follows:

         On April 29, 2005, the Investors entered into a new securities purchase agreement, which is filed as Exhibit 17 hereto (the "Second Securities Purchase Agreement"), pursuant to which the Company authorized a new series of convertible preferred stock designated as Series C Convertible Preferred Stock, par value $0.01 (the "Series C Preferred Stock"), pursuant to a Certificate of Designations, Preferences and Rights of Series C Preferred Stock, which is filed as Exhibit 18 hereto (the "Series C Certificate Of Designations"), and a tranche of Series E Warrants, the form of which is filed as Exhibit 19 hereto (the "Series E Warrants"). At the closing of the Second Securities Purchase Agreement on May 3, 2005, the following securities were issued to GMM Capital for an aggregate purchase price of $3,075,000 (the "Second Transaction"):

     o 3,075 shares of Series C Preferred Stock, with a stated value of $1,000 per share (the "Preferred Stated Value"), which shall be initially convertible into 1,025,000 shares of Common Stock at an initial conversion price of $3.00 (subject to adjustment as provided in the Series C Certificate of Designations, the "Preferred Conversion Price")); and

     o one tranche of four year Series E Warrants, with an exercise price of $3.68 per share of Common Stock (exercisable initially into 937,500 shares of Common Stock).

         The Series C Certificate of Designations, which was filed with the Secretary of State of Delaware on April 29, 2005, designates the terms and conditions of the Series C Preferred Stock, including, but not limited to, the following provisions:

     o VOTING RIGHTS. Holders of Series C Preferred Stock are not entitled to vote on any matter required or permitted to be voted on by the holders of Common Stock.

     o DIVIDENDS. Holders of Series C Preferred Stock are entitled to receive such dividends paid and distributions made to the holders of Common Stock, whether in cash or in kind, to the same extent as if such holder had converted Series C Preferred Stock into Common Stock prior to the applicable dividend or distribution record date.

     o CONVERSION. Each share of Series C Preferred Stock is convertible, at the option of the holder, into a number of shares of Common Stock equal to the Preferred Stated Value per share of Series C Preferred Stock divided by the Preferred Conversion Price.

     o   REDEMPTION. The Series C Preferred Stock is not redeemable.

     o LIQUIDATION RIGHTS. In the event of the liquidation or distribution of the Company's assets, whether voluntary or involuntary, the Series C Preferred Stock shall receive its liquidation preference before payment to any class of equity securities junior in rank to the Series C Preferred Stock.

         As part of the consideration for the Second Transaction, GMM Capital agreed to exercise Series A Warrants for 287,500 shares of Common Stock (at an aggregate exercise price of $503,125) and Series B Warrants for 132,500 shares of Common Stock (at an aggregate exercise price of $298,125) (collectively, the "Second Closing Exercise Shares").

         GMM's right to convert the Series C Preferred Stock or to exercise the Series E Warrants is subject to the Conversion Cap.

         Also on April 29, 2005, the Company and the Bridge Investors further amended the Amended Credit Agreement (the "Second Amendment to the Credit Agreement") and the Intercreditor Agreement (the "Second Amendment to the Intercreditor Agreement") to conform to the terms of the Second Transaction and related amendments to the Company's senior credit facility, which are filed as Exhibits 20 and 21 hereto, respectively. Upon the closing of the Second Transaction, the Bridge Facility was paid off in full as a deduction from the purchase price payable by GMM Capital and each of the other Bridge Investors under the Second Securities Purchase Agreement (see Item 3 for more information).

         Also on April 29, 2005, the Company and the Investors entered into a registration rights agreement, which is filed as Exhibit 22 hereto (the "Second Registration Rights Agreement"), pursuant to which Company agreed to provide certain registration rights with respect to the securities issued under the Second Securities Purchase Agreement, including the obligation of the Company to file with the SEC, as soon as practicable after May 3, 2005, but in no event later than June 2, 2005, a Registration Statement on Form S-3 covering the resale of all Registrable Securities (as defined in the Second Registration Rights Agreement) of the Investors. The Company and the Investors also agreed in the Second Securities Purchase Agreement that registrable securities under the Registration Rights Agreement will be registered pursuant to the terms of the Second Registration Rights Agreement to the extent that the registration for such securities was not effective as of May 3, 2005.

         Pursuant to the Second Securities Purchase Agreement, the Company agreed not to, from April 29, 2005 until the date that is 30 trading days following the "effective date" (as such term is defined under the Second Registration Rights Agreement), directly or indirectly, offer, sell, grant any option to purchase or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its subsidiaries' equity or equity equivalent securities, including without limitation, any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for shares of Common Stock or options or securities convertible into Common Stock unless GMM Capital and the other Investors are first offered the right to purchase their pro rata share (based on the aggregate principal amount of Series C Preferred Stock) of any such offering (as well as being given the opportunity to offer to purchase any amounts undersubscribed to by the other Investors).

         Also on April 29, 2005, the Company, GMM Capital, the other Investors and the Company's senior lenders entered into (x) Amendment No. 1 to the Subordination Agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever in favor of GMM Capital or any of the Investors relating to the Second Transaction, which is filed as Exhibit 23 hereto (the "Amendment No. 1 to Subordination Agreement") and (y) a subordination agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever in favor of GMM Capital or any of the Investors relating to the Second Transaction, which is filed as Exhibit 24 hereto (the "Second Subordination Agreement").

         Also on April 29, 2005, (x) certain certificates and transaction documents with respect to the Second Closing were placed into escrow with Akin Gump Strauss Hauer & Feld LLP and Schulte Roth & Zabel LLP, (y) the Company certified that all actions required to be undertaken pursuant to Section 7(a) of the Second Securities Purchase Agreement were completed on or prior to such date, and (z) pursuant to a waiver and consent, which is filed as Exhibit 25 hereto (the "Second Transaction Waiver"), each Investor waived each of the conditions to closing of the Second Transaction set forth in Section 7(a) of the Second Securities Purchase Agreement, except for Sections 7(a)(i) (delivery of securities and executed transaction documents) and 7(a)(xi) (transfer agent certification of number of Common Stock outstanding) of the Second Securities Purchase Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

         (a) Based upon information set forth in the Company's Report on Form 10-K filed on April 29, 2005, there were 41,250,582 shares of Common Stock outstanding as of April 27, 2005. As of May 6, 2005, and taking into account the Conversion Cap, the Reporting Persons may be deemed to have beneficial ownership of an aggregate of 4,578,306 shares of Common Stock, or 9.99% of the shares of outstanding Common Stock. 4,118,306 of such shares of Common Stock are issuable upon the conversion of Convertible Notes and Series C Preferred Stock and the exercise of Company Warrants and Series E Warrants held by GMM Capital as described in Item 4 of this Statement.

         (b) The Reporting Persons share the power to vote or to direct to vote and the share the power to dispose or to direct the disposition of all of the 4,578,306 shares of Common Stock that may be deemed beneficially owned by them. As a result of its ownership of GMM Capital, GMM Trust may be deemed to control the power to vote or direct the disposition of such shares of Common Stock.

         (c) Except for the transactions described in Item 4 of this Statement, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible in to or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

         (d) No person (other than the Reporting Persons) is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock represented by the Purchased Securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplementally amended as follows:

         As described in Item 4, in connection with the Second Transaction, on April 29, 2005, the Company and the Investors entered into (i) the Second Securities Purchase Agreement (which includes as exhibits thereto, the Series C Certificate of Designations which is filed as Exhibit 18 hereto and the form of Series E Warrant which is filed as Exhibit 19 hereto), (ii) the Second Amendment to the Credit Agreement, (iii) the Second Amendment to the Intercreditor Agreement, (iv) the Second Registration Rights Agreement, (v) the Amendment No. 1 to the Subordination Agreement, (vi) the Second Subordination Agreement and (vii) the Second Transaction Waiver, which are filed as Exhibits 17, 20, 21, 22, 23, 24 and 25 hereto, respectively.

Item 7. Material to be Filed as Exhibits.

Item 7 is supplementally amended as follows:

         17. Second Securities Purchase Agreement, dated April 29, 2005, by and among the Company, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005).

         18. Form of Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock (incorporated by reference to Exhibit
10.3 to the Company's Current Report on Form 8-K, filed with the SEC on May 3,
2005).

         19. Form of Series E Warrant (incorporated by reference to Exhibit
10.4 to the Company's Current Report on Form 8-K, filed with the SEC on May 3,
2005).

         20. Second Amendment to the Credit Agreement, dated April 29, 2005, to the Credit Agreement dated November 9, 2004, by and among the Company, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on May 3,
2005).

         21. Second Amendment to the Intercreditor Agreement, dated April 29, 2005, by and among the Company's senior lenders and the lenders for the Bridge Facility (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005).

         22. Second Registration Right Agreement, dated April 29, 2005, by and among the Company, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005).

         23. Amendment No. 1, dated April 29, 2005 to Amended and Restated Subordination Agreement dated January 14, 2005, by and among the Company's senior lender, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005)

         24. Subordination Agreement, dated April 29, 2005, by and among the Company's senior lender, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005).

         25. Waiver and Consent, dated April 29, 2005, by and among the Company, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             GMM CAPITAL LLC

                                             By: /s/ Isaac Dabah
                                                -------------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Executive Director


                                            GMM TRUST

                                             By: /s/ /s/ Isaac Dabah
                                                -------------------------------
                                                 Name:   Isaac Dabah
                                                 Title:  Trustee

                                 EXHIBIT INDEX

          17. Second Securities Purchase Agreement, dated April 29, 2005, by and among the Company, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005).

          18. Form of Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on May 3,
2005).

          19. Form of Series E Warrant (incorporated by reference to Exhibit
10.4 to the Company's Current Report on Form 8-K, filed with the SEC on May 3,
2005).

          20. Second Amendment to the Credit Agreement, dated April 29, 2005, to the Credit Agreement dated November 9, 2004, by and among the Company, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005).

          21. Second Amendment to the Intercreditor Agreement, dated April 29, 2005, by and among the Company's senior lenders and the lenders for the Bridge Facility (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005).

          22. Second Registration Right Agreement, dated April 29, 2005, by and among the Company, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005).

          23. Amendment No. 1, dated April 29, 2005 to Amended and Restated Subordination Agreement dated January 14, 2005, by and among the Company's senior lender, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005)

          24. Subordination Agreement, dated April 29, 2005, by and among the Company's senior lender, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005).

          25. Waiver and Consent, dated April 29, 2005, by and among the Company, GMM Capital and certain other persons (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 3, 2005)